FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Immediate Report Filed with the Israeli Securities Authority on December 25, 2011, Regarding the Company's Decision to Early Adopt IFRS 9

Elron Electronic Industries Ltd. (the "Company") hereby announces, further to the disclosure in Note 2.B of its financial statements as of September 30, 2011, that the Company's Board of Directors today resolved to early adopt International Financial Reporting Standard 9 (2009), Financial Instruments (the "Standard"), such that it will apply to the Company's financial statements for the period commencing January 1, 2012 and subsequently, and also, to designate the Company's investment in Enablence Inc. ("Enablence") shares and additional immaterial investments as permitted pursuant to the provisions of the Standard, such that changes in the fair value of these investments will be presented in the Company's aforementioned financial statements in other comprehensive income.

Furthermore, it was resolved to designate investments in certain financial instruments, as permitted by the provisions of the Standard, such that changes in the fair value of these instruments will be presented in the Company's aforementioned financial statements in profit or loss (the "Resolution to Designate Certain Financial Instruments").

As a result of the aforesaid, based on the Company's holdings in Enablence shares as of the date of this report, an impairment loss in the aggregate amount of approximately $8.8 million that the Company recorded in its profit and loss in the second quarter of 2011, and an impairment loss, insofar as shall be recorded, in the Company's profit and loss in the fourth quarter of 2011 (approximately $1.4 million based on the value of the Enablence shares held by the Company as of the date of this report), will be transferred in its financial statements for the period commencing January 1 2012 (the "2012 Reports") from retained earnings to capital reserve for available for sale financial assets through other comprehensive income, such that upon initial application of the Standard, the Company's financial statements will be prepared as if the above loss was never recorded in profit and loss. Furthermore, as a result of the Resolution to Designate Certain Financial Instruments, approximately $8.4 million will be transferred in the 2012 Reports, which will result in a decrease in the balance of the capital reserve for available for sale financial assets through other comprehensive income and an increase in retained earnings.

The estimated impact of the above-described designation resolutions on the 2012 Reports amounts to an increase of approximately $18.5 million in retained earnings against a corresponding decrease in the balance of the capital reserve for available for sale financial assets through other comprehensive income.

The Company may evaluate additional resolutions in connection with the initial application of the Standard's early adoption, including with regard to the restatement of comparative figures in its financial statements commencing upon the initial application of the Standard (as is permitted pursuant to the Standard's transition provisions).

As of the date of this report, it is not possible to fully evaluate the impact on the Company's financial results of the early adoption of the Standard.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By:	/s/Yaron Elad
Yaron Elad
VP & CFO

Dated:  December 27, 2011